UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report

Pursuant to Regulation A of the Securities Act of 1933

February 27, 2020

Date of Report: (Date of earliest event reported)

MASTERWORKS 001, LLC

(Exact name of issuer as specified in its charter)

Delaware	82-5165851
State of other jurisdiction of incorporation or 0rganization	(I.R.S. Employer Identification No.)

497 BROOME STREET, NEW YORK, NY 10013

(Full mailing address of principal executive offices)

(203) 518-5172

(Issuer’s telephone number, including area code)

www.masterworks.io

(Issuer’s website)

Class A Ordinary Shares

(Class of Securities issued pursuant to Regulation A)

Item 4.01	Change in Issuer’s Certifying Accountant.

Dismissal of Independent Registered Public Accounting Firm

On February 27, 2020, Masterworks 001, LLC (the “Company”) dismissed Mayer Hoffman McCann, P.C. (“Mayer Hoffman”) as the Company’s independent registered public accounting firm. Such dismissal was due to the fact that the Company identified a smaller audit firm that could perform the audit services on a more cost-effective basis.

The audit report of Mayer Hoffman on the balance sheet of the Company as of December 31, 2018 did not contain an adverse opinion or a disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles.

During the period From March 28, 2018 (inception) through December 31, 2018 and the subsequent interim period through the date of this Report, there were (i) no disagreements between the Company and Mayer Hoffman on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures which, if not resolved to Mayer Hoffman’s satisfaction, would have caused it to make reference to the subject matter of the disagreement in connection with its report, and (ii) there were no “reportable events” as defined in Item 304(a)(1)(v) of Regulation S-K, except as follows.

During Mayer Hoffman’s procedures to provide an updated consent to the inclusion of its previously issued opinion in the Company’s Form 1-A/A, Mayer Hoffman identified a deficiency in the design of internal controls that existed at December 31, 2018. Mayer Hoffman concluded that, as designed, the controls failed to report the existence of a bank account and transactions with a related party to those responsible for financial reporting and, accordingly, the controls were not designed to effectively report to those responsible for financial reporting all assets, liabilities, and transactions. Although the amounts in question were de minimis, Mayer Hoffman concluded that these control deficiencies constituted a material weakness. A material weakness is a deficiency, or a combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the Company’s financial statements will not be prevented, or detected and corrected, on a timely basis.

The Company’s sole material asset consists of a painting that is stored in a secure location and the Company does not anticipate being party to any transactions other than pursuant to an administrative services agreement with an affiliate and an eventual sale of the painting, which will be followed by a liquidation of the Company. The Company believes that it has taken adequate measures to correct the deficiencies giving rise to the identified material weakness, including the addition of accounting and finance personnel, improved controls over bank account access and the implementation of policies and procedures designed to improve control over assets, liabilities and transactions and to improve communications between those charged with financial reporting and other employees of Masterworks that assist in the administration of the Company’s business.

The Company provided Mayer Hoffman with a copy of the foregoing disclosures and requested it to furnish the Company with a letter addressed to the Securities and Exchange Commission stating whether Mayer Hoffman agrees with the statements made by the Company in the foregoing disclosures. A copy of the letter has been filed as Exhibit 9.1 to this report.

Engagement of New Independent Registered Public Accounting Firm

On February 27, 2020, the Company engaged Summit LLC (“Summit”) as the Company’s independent registered public accounting firm for the year ending December 31, 2019, which was approved by the board of directors of the Company.

During the period of March 28, 2018 (inception) through December 31, 2019 and the subsequent interim period through the date of this Report, neither the Company nor anyone on its behalf has consulted with Summit regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report nor oral advice was provided to the Company that Summit concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue, or (ii) any matter that was either the subject of a “disagreement” or a “reportable event,” as such terms are defined in Regulation S-K Item 304(a)(1)(iv) and (v), respectively.

EXHIBITS

The following exhibits are filed herewith:

Exhibit No.	Description of Exhibit

9.1	Letter from Mayer Hoffman McCann, P.C. to the Securities and Exchange Commission, dated February 27, 2020.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MASTERWORKS 001, LLC

By:	/s/ Joshua B. Goldstein
Name:	Joshua B. Goldstein
Title:	General Counsel

Date: February 27, 2020